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Dale Short • (310) 789-1259 • dshort@troygould.com	File No. 3218-1

February 7, 2012
BY EDGAR
James Peklenk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation Amendment No. 4 to Form S-1 Filed February 6, 2012 File No. 333-177498
Dear Mr. Peklenk:
     This letter and attachments respond to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) communicated to me earlier today regarding RXi Pharmaceuticals Corporation’s ( the “Company”) amended Registration Statement on Form S-1/A filed on February 6, 2012. The Staff’s comment pertains to the nature of the “derivatives potentially settleable in cash” liability (the “Derivative Liability”) reflected on the “carved out” balance sheets of the Company contained in the amended S-1/A. In this regard, please be advised supplementally that the actual liabilities of the Company do not, and will not as of the completion of the spin-off of the Company, include the Derivative Liability.
     The Derivative Liability as its description suggests is derived from the corresponding “warrants potentially settleable in cash” liability of Galena Biopharma, Inc., the Company’s current parent company (“Galena”), and management of the Company believe it is properly reflected in the “carved out” financial statements of the Company for the reasons stated in the Company’s previous response letters. By their nature, the “carved out” financial statements reflect a pro forma presentation and do not purport to be an actual depiction of the Company’s financial condition.
     As between Galena and the Company, only Galena is and will be responsible for payment or other settlement of the Derivative Liability. This is implicit in the terms of the Contribution Agreement between Galena and the Company, which Agreement provides, in Section 2.3 thereof, that the only liabilities of Galena assumed by the Company are the “Assumed Liabilities” (as defined), which do not include the Derivative Liability. Galena and the Company also have represented and warranted that this is the case in the Securities Purchase Agreement

James Peklenk
February 7, 2012

among Galena, the Company and Tang Capital Partners, LP and RTW Investments, LLC refered to in the S-1/A.
     In response to the Staff’s comment, the Company hereby undertakes to make the changes shown on the attached selected pages of the preliminary prospectus in order to clarify the treatment of the Derivative Liability in connection with the spin-off. If these changes are acceptable, the Company will file via EDGAR a pre-effective Amendment No.5 to the Form S-1 setting forth these changes, or will include the changes in the final prospectus to be filed under Rule 424, if appropriate.
* * * * *
     Apart from the foregoing response to the Staff’s comments, the Company reiterates that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.
     When the time comes, the Company will include in its request for acceleration of the effectiveness of the Registration Statement the additional acknowledgements requested by the Staff.
     Please direct questions regarding this response letter to the undersigned at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

DES: tms

cc:	Mary Mast (SEC) Jennifer Riegel (SEC)

     We recognize all derivatives as assets or liabilities measured at fair value with changes in fair value of derivatives reflected as current period income or loss unless the derivatives qualify for hedge accounting and are accounted for as such. During the period ended September 30, 2011 and the years ended December 31, 2010 and 2009, Galena issued derivatives to purchase 17,950,000, 540,000 and 978,142 shares of its common stock, respectively, in connection with an equity transaction. In accordance with ASC Topic 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Stock” (“ASC 815-40”), the value of these derivatives is required to be recorded as a liability, as the holders have an option to put the derivatives back to Galena in certain events, as defined.
     The liability represents management’s best estimate of the Company’s allocable share of Galena’s warrants issued as part of equity financings had the Company been a stand-alone entity at the time. These warrants are exercisable only for Galena common stock and are not exercisable for RXi stock. Upon the closing of the planned spin-off, the liability will be a liability of Galena only, and will not be an obligation of the Company.
Results of Operations for the Nine Months Ended September 30, 2011 and 2010
     For the nine months ended September 30, 2011, our net loss was approximately $8,643,000 compared with a net loss of $10,162,000 for the nine months ended September 30, 2010. Reasons for the variations in the losses between the two periods are discussed below.
Results of Operations for the Years Ended December 31, 2010 and 2009
     For the year ended December 31, 2010, our net loss was approximately $11,993,000, compared with a net loss of $18,387,000 for the year ended December 31, 2009. Reasons for the variations in the losses between the years are discussed below.
     Revenues
     Since we are a development-stage biopharmaceutical company, we have not generated any revenues since inception.
     Research and Development Expense (in thousands)

	For the Nine Months
	Ended September 30,
	2011	2010
Research and development expense	$4,652	$4,589
Research and development employee stock-based compensation expense	471	814
Research and development non-employee stock-based compensation expense	(49)	723

Total research and development expense	$5,074	$6,126

	For the Years Ended
	December 31,
	2010	2009
Research and development expense	$6,046	$6,728
Research and development employee stock-based compensation expense	1,084	867
Research and development non-employee stock-based compensation expense	743	1,297

Total research and development expense	$7,873	$8,892

     Research and development expense consists primarily of compensation-related costs for our employees dedicated to research and development activities and for our Scientific Advisory Board (“SAB”) members as well as licensing fees, patent prosecution costs and the cost of lab supplies used in our research and development programs. We expect to continue to devote a substantial portion of our resources to research and development programs. We expect research and development expenses to increase as we expand our research and development activities.

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RXi PHARMACEUTICALS CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Information as of September 30, 2011 and for the
nine months ended September 30, 2011 and 2010 is
unaudited)
     Derivative Financial Instruments — During the normal course of business, from time to time, Galena issues warrants and options to vendors as consideration to perform services. It may also issue warrants as part of a debt or equity financing. The Company does not enter into any derivative contracts for speculative purposes.
     The Company recognizes all derivatives as assets or liabilities measured at fair value with changes in fair value of derivatives reflected as current period income or loss unless the derivatives qualify for hedge accounting and are accounted for as such. In accordance with FASB ASC Topic 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Stock,” the value of these derivatives is required to be recorded as a liability, as the holders have an option to put the derivatives back to the Company for cash upon the occurrence of certain events set forth in the agreement.
     The liability represents management’s best estimate of the Company’s allocable share of Galena’s warrants issued as part of equity financings had the Company been a stand-alone entity at the time. These warrants are exercisable only for Galena common stock and are not exercisable for RXi stock. Upon the closing of the planned spin-off, the liability will be a liability of Galena only and will not be an obligation of the Company.
     Obligations to Repurchase Shares of Galena’s Equity Securities — In accordance with FASB ASC Topic 480-10, “Distinguishing Liabilities from Equity,” the Company recognizes all obligations to repurchase shares of Galena’s equity securities allocated to the Company that require or may require settlement of the obligation by transferring assets, as liabilities or assets in some circumstances measured at fair value with changes in fair value reflected as current period income or loss and are accounted for as such.
     Deferred Revenue — Deferred revenue consists of advance payments received under government grants. The Company will recognize revenue when the obligations under the grants are fulfilled.
     Research and Development Expenses — Research and development costs are expensed as incurred. Included in research and development costs are wages, benefits and other operating costs, facilities, supplies, external services and overhead directly related to the Company’s research and development departments, as well as costs to acquire technology licenses.
     Income Taxes — The Company recognizes liabilities or assets for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements in accordance with FASB ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”). These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. ASC 740-10 requires that a valuation allowance be established when management determines that it is more likely than not that all or a portion of a deferred asset will not be realized. RXi evaluates the realizability of its net deferred income tax assets and valuation allowances as necessary, at least on an annual basis. During this evaluation, the Company reviews its forecasts of income in conjunction with other positive and negative evidence surrounding the realizability of its deferred income tax assets to determine if a valuation allowance is required. Adjustments to the valuation allowance will increase or decrease the Company’s income tax provision or benefit. The recognition and measurement of benefits related to the Company’s tax positions requires significant judgment, as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities. Differences between actual results and RXi’s assumptions or changes in the Company’s assumptions in future periods are recorded in the period they become known.
     For the periods presented, RXi was not a separate taxable entity for federal, state, and local income tax purposes and its operating results were included in Galena’s tax returns. RXi calculated its income taxes under the separate return method and accounted for deferred tax assets and liabilities under the asset and liability method described above.

F - 11

RXi PHARMACEUTICALS CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Information as of September 30, 2011 and for the
nine months ended September 30, 2011 and 2010 is
unaudited)
All options granted pursuant to the SAB Agreements are fully vested on the date of grant and have a term of ten years. The fair value of stock options granted during 2010 and 2009 under the SAB Agreement for each founder is approximately $142,000 and $245,000 which was estimated using the Black-Scholes option-pricing model as more fully discussed above under significant accounting policies and the stock based compensation footnote. Included in the Company’s financial statements for the years ended December 31, 2010 and 2009 is approximately $566,000 and $978,000, respectively, of expense related to the granting of these stock options. Included in the Company’s financial statements for the nine months ended September 30, 2010 is approximately $566,000, of expense related to the granting of these stock options. No options under the SAB agreements were issued during the nine months ended September 30, 2011.
     Additionally, pursuant to a letter agreement between Galena and each founder dated as of April 30, 2007, the “SAB Letters”, in further consideration of the services to be rendered by the founders under the SAB Agreements, Galena granted additional stock options on May 23, 2007 under the 2007 Plan to each of the founders to purchase 26,416 shares of its common stock. Unless a founder terminates a SAB Agreement without good reason (as defined) or the Company terminates a SAB Agreement with cause (as defined therein), the options granted pursuant to the SAB Letters will fully vest from and after April 29, 2012 and will have a term of ten years from the date of grant. At September 30, 2011 and December 31, 2010, the fair market value of stock options under the SAB Agreement for each founder is approximately $52,400 and $20,500, respectively, which was estimated using the Black-Scholes option-pricing model as more fully discussed above under the summary of significant accounting policies and the stock based compensation footnote. Included in the Company’s financial statements for the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009 is approximately $125,000 and $38,000 of income and $73,000, of expense, respectively, related to these stock options.
12. Subsequent Events
     In accordance with ASC 855-10, Subsequent Events, management has evaluated subsequent events through to the date these financial statements are filed. The Company did not have any material recognizable or unrecognizable subsequent events, except the following:
     On December 6, 2011, Galena entered into separate exchange agreements with several institutional holders of outstanding warrants to purchase shares of Galena common stock at an exercise price of $0.65 per share. The warrants were originally issued by Galena in its underwritten offering completed in April 2011. In the exchange agreements, the warrant holders collectively have agreed to surrender to Galena for cancellation, warrants to purchase an aggregate of 5,930,00 shares of Galena common stock in exchange for an aggregate of 4,151,000 shares of Galena common stock. The closing of the exchange occurred on December 6, 2011. The exchange is expected to result in the elimination of approximately $2.5 million of fair value of derivatives potentially settleable in cash reflected on our balance sheet as of September 30, 2011. All of the remaining outstanding warrants are exercisable only for Galena common stock, and are not exercisable for the Company common stock. Upon the closing of the planned spin-off, the liability will be a liability of Galena only and will not be an obligation of the Company.

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